Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Callidus Software Inc:
We consent to the use of our report dated March 24, 2006 with respect to the consolidated balance sheets of Callidus Software Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the annual report on Form 10-K of Callidus Software Inc. for the year ended December 31, 2005, incorporated herein by reference.
/s/ KPMG LLP
Mountain View, California
November 14, 2006